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Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

April 22, 2015

Via EDGAR AND UPS Next-Day Air Delivery

Mr. Edward P. Bartz

Senior Counsel

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, Mail Stop 3010

Washington, DC 20549

Re:	Business Development Corporation of America II – Registration Statement on Form N-2

Dear Mr. Bartz:

This letter is in reference to the post-effective amendment no. 1 (“Amendment No. 1”) to the registration statement on Form N-2, SEC No. 333-197447 (the “Registration Statement”), filed on April 20, 2015 by our client, Business Development Corporation of America II (the “Fund”).

In order to expedite a declaration of effectiveness of Amendment No. 1, the Fund hereby requests that the staff (the “Staff”) of the U.S. Securities and Exchange Commission conduct a partial, or limited, review of Amendment No. 1 to include only (1) the financial statements, (2) narrative material that is underscored or otherwise marked to indicate textual changes, and (3) areas in which recent developments suggest that changes in prospectus disclosure are likely to be necessary. The Fund bases its request on the reasoning set forth in SEC Release No. 33-6510, IC-13768, Revised Procedures for Processing Registration Statements, Post-Effective Amendments and Preliminary Proxy Materials Filed by Registered Investment Companies (pub. avail. February 15, 1984) (“Release No. 33-6510”), which permits the Staff the discretion to conduct such a limited review.

The Fund has filed Amendment No. 1 solely to update and replace the current audited financial statements dated as of and for the period from April 17, 2014 (date of inception) to June 30, 2014 that are contained in its prospectus contained in the Registration Statement dated September 8, 2014, as amended and supplemented from time to time (the “Prospectus”), with audited financial statements dated as of and for the period from April 17, 2014 (date of inception) to December 31, 2014.

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.

Edward P. Bartz
April 22, 2015

The Fund has not yet satisfied its minimum offering requirements as described in the Prospectus nor commenced its operations. In addition, as set forth in Amendment No. 1, the Fund represents to the Staff that: (1) there are no material changes in Amendment No. 1 from the current disclosures in the Prospectus, (2) there are no problem areas that in the Fund’s view warrant particular attention, and (3) there are no new investment techniques, products, or methods of distribution not previously disclosed in the Prospectus.1

For these reasons, the Fund requests a partial, or limited, review of Amendment No. 1 and respectfully requests that the Staff declare Amendment No. 1 effective at its earliest convenience.

Please contact me if you should need additional information or should have questions.

Sincerely,

/s/ Rosemarie A. Thurston

Rosemarie A. Thurston

cc:

James A. Tanaka, RCS Capital Corporation
John H. Grady, National Fund Advisors, LLC
Christopher Carlson, RCS Capital Corporation
Nataly Zelensky, RCS Capital Corporation
Martin H. Dozier, Alston & Bird LLP

1 See Release No. 33-6510.